Jassmin McIver-Jones
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

October 9, 2020

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-229292; 811-08557; CIK: 0001048607
      Post-Effective Amendment No. 5 on Form N-6, Rule 485(a)
      Lincoln AssetEdge ® VUL 2019-2

Dear Sir or Madam:

Today we are electronically filing on EDGAR Post-Effective Amendment No. 5 to the Registration Statement on Form N-6 for a variable life insurance product.  The marketing name for this product is Lincoln “Lincoln VULONE2019-2.”  The purpose of this supplement is to add a new rider, the Long-Term Care Rider, to the prospectus.  This rider provides monthly benefit payments for the reimbursement of expenses incurred by the insured for covered services to the extent that such services are qualified long-term care services.  Benefits are provided through the acceleration of the policy’s death benefit in the event the insured becomes critically ill.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Counsel